SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR HALF YEAR PROFITS RISE 20% TO €544m
TRAFFIC GROWS 12% - FULL YEAR GUIDANCE RAISED 10% TO €440m.

Ryanair, the world's favourite airline today (Nov 7) announced a 20% increase in half year profits to €544m.  Revenues rose 24% to €2.7bn, traffic grew 12% and ave. fares increased 13%.  Unit costs rose 13% due mainly to longer sectors and a 37% increase in fuel costs.  Excluding fuel, sector length adjusted unit costs did not increase at all.

Half Year Results (IFRS) in euro	Sep 30, 2010	Sep 30, 2011	% Change
Passengers	40.1m	44.7m	+12%
Revenue	€2,182m	€2,712m	+24%
Adj. Profit after Tax	€451.9m	€543.5m	+20%
Adj. Basic EPS(euro cent)	30.47	36.62	+20%

Ryanair's CEO, Michael O'Leary, said:

"We are pleased to report a 20% increase in the half year net profits to €544m.  This is a testament to the strength of Ryanair's lowest fare/lowest cost model which delivered robust traffic and profit growth despite, significantly higher oil prices, and an economic downturn in Europe.  The 13% rise in ave. fares (which includes optional baggage fees) is due to slower growth, a better mix of new routes and bases, as well as rising competitor fares/fuel surcharges.

Ancillary sales rose 15% to €487m, slightly faster than traffic growth.  We extended our reserved seating trial from 40 to 80 routes, and if successful we will extend it to more routes in our network.  We also launched the Ryanair "Cash Passport" Mastercard prepaid card in the UK and Italy, and we intend to roll it out across the network over the coming months, to provide passengers with a no cost prepaid card for use on Ryanair.com (to avoid our optional admin. fees) and many other retailers.

New routes and bases continue to perform well.  Our 45th base in Manchester opened last week.  Our 46th (Wroclaw - Poland) and 47th (Baden Baden - Germany) bases will start in March 2012.  We also plan to open our 48th base at Warsaw (Modlin) as soon as our current negotiations with the airport have been concluded.  The recession and higher oil prices continues to force competitors to consolidate, and cut capacity and routes, which creates further growth opportunities for Ryanair as  European airports compete aggressively to win our route and traffic growth.

Unit costs increased 13% primarily due to longer sectors and a 37% rise in fuel costs.  Excluding fuel, sector length adjusted unit costs were flat, as we continued to rigorously control costs despite a 2% pay increase, higher Eurocontrol fees, and substantially higher charges at Dublin Airport which were recently described as "insane" by Aer Lingus and "too excessive" by Etihad.  We are 90% hedged for FY12 at $820 per tonne (approx. $82 pbl), up 12% on last year but significantly below current prices.  We have recently extended our FY13 fuel cover and are 90% hedged for H1 at $990 per tonne ($99pbl) and 50% for H2 at $980 per tonne ($98pbl).

Ryanair's balance sheet remains one of the strongest in the industry with €3.1bn in cash despite returning €931m to shareholders over the past three years.  We have significantly reduced net debt during H1 from €709m to €372m despite another €85m share buyback.  We have taken advantage of lower interest rates to fix almost 60% of our existing debt for the next 7 years at "all in" rates of just over 3.7%.  Our long term dollar hedging programme will ensure that all our 35 Boeing deliveries in calendar 2011 & 2012 are funded at €/$ exchange rates of 1.43, significantly better than current rates.

We regret the decision of the Ferrovial/BAA monopoly to further delay the sale of Stansted (and instead bring forward the sale of Edinburgh), to comply with the UK Competition Commission's 2009 breakup recommendation.  While the Competition Appeals Tribunal considers this pointless judicial review, these delays allow BAA Stansted to continue to charge excessive fees and generate monopoly profits, even as Stansted's traffic declines from 24m passengers in 2007 to less than 18m in 2011.  Since 2007 Stansted airport charges have doubled to pay for a 2nd runway project which has now been abandoned.  The UK Competition Commission must end these interminable delays and judicial reviews and expedite the early sale of Stansted to allow competition to deliver lower costs, and improved customer service, where Ferrovial's high prices at Stansted and the CAA's "inadequate" regulatory/regime has failed.

A recent 2010 Airport Survey showed that Dublin Airport fell 14 places from No. 61 to No. 75 of the world's top 100 airports, and suffered the biggest traffic decline in 2010, with a fall of over 10%. While most other UK and European airports grew in 2010 by reducing charges, Dublin Airport increased charges by over 40% and suffered a 4th consecutive year of decline. The DAA monopoly is not fit for purpose and is damaging Irish traffic and tourism.  Ireland cannot afford an uncompetitive state owned and protected airport monopoly which delivers 40% cost increases and traffic declines at the expense of Irish tourism, jobs, and the economy.  We regret the failure to date by the new Government to deliver any change or reform in its airports or tourism policy.  Like their predecessors the new Government has yet to deliver any change at the Department of Transport, and sadly seem to believe that protecting the high cost DAA monopoly and commissioning consultant's reports can somehow substitute for change or transformation.

Last weeks provisional agreement to allow IAG/BA to buy BMI from Lufthansa was an expected development in the continuing consolidation process among Europe's high fare airlines.  The fact that IAG/BA will control over 60% of the shorthaul slots at Heathrow will mirror Lufthansa's 60% share of Frankfurt slots and Air France's 60% share of Charles de Gaulle slots.  We believe this takeover will be rubber stamped in due course by both the EU and UK Competition Authorities.  This will highlight, yet again, the EU's blatantly discriminatory prohibition on Ryanair's failed 2006 offer for Aer Lingus and the UK OFT's more recent unjustified, and in our view out of time, investigation into a 5 year old failed merger between two Irish companies.  This OFT wild goose chase and waste of public funds continues despite the fact that Aer Lingus has repeatedly ignored Ryanair's 29% shareholding including denying our lawful EGM requests over the last 5 years.    The reality is that all the evidence over the past 5 years points to the fact that (as the EU previously found) Ryanair has no control or influence over Aer Lingus.

Ryanair's capacity cuts will mean that traffic in H2 will fall by 4%.  In November, for example, we expect to report a traffic decline of 10% or almost 500k passengers as we ground up to 80 aircraft due to higher oil prices.  While H1 yields were slightly better than forecast, our outlook remains cautious.  Based on current Q3 bookings and very limited visibility into Q4 we now expect H2 yields will rise by up to 14%, slightly better than the 12% previously guided.  Accordingly we are raising our full year net profit guidance by 10% from €400m to €440m, subject of course to the final outturn of Q4 yields".

ENDS.

Note 1 - Half year Sept 30, 2010 figures exclude exceptional costs of €27.9m (pre tax €31.7m) by 10% associated with the Icelandic volcanic ash disruptions in April/May 2010.

For further information       Howard Millar                             Joe Carmody
please contact:                  Ryanair Holdings plc                     Edelman
www.ryanair.com              Tel: 353-1-8121212                   Tel: 353-1-6789333

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, weather related disruptions, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

Ryanair Holdings plc and Subsidiaries Condensed Consolidated Interim Balance Sheet as at September 30, 2011

		At Sep 30,	At Mar 31,
		2011	2011
	Note	€M	€M
Non-current assets
Property, plant and equipment	11	4,804.3	4,933.7
Intangible assets		46.8	46.8
Available for sale financial assets	8	105.9	114.0
Derivative financial instruments		24.8	23.9
Total non-current assets		4,981.8	5,118.4

Current assets
Inventories		3.0	2.7
Other assets		167.6	99.4
Current tax		-	0.5
Trade receivables		56.6	50.6
Derivative financial instruments		87.9	383.8
Restricted cash		35.1	42.9
Financial assets: cash > 3months		2,054.4	869.4
Cash and cash equivalents		1,035.1	2,028.3
Total current assets		3,439.7	3,477.6

Total assets		8,421.5	8,596.0

Current liabilities
Trade payables		222.3	150.8
Accrued expenses and other liabilities		900.4	1,224.3
Current maturities of debt		342.4	336.7
Current tax		0.7	-
Derivative financial instruments		21.5	125.4
Total current liabilities		1,487.3	1,837.2

Non-current liabilities
Provisions		95.0	89.6
Derivative financial instruments		66.0	8.3
Deferred tax		309.7	267.7
Other creditors		132.5	126.6
Non-current maturities of debt		3,154.4	3,312.7
Total non-current liabilities		3,757.6	3,804.9

Shareholders' equity
Issued share capital	13	9.3	9.5
Share premium account		662.1	659.3
Capital redemption reserve	13	0.7	0.5
Retained earnings	13	2,427.2	1,967.6
Other reserves		77.3	317.0
Shareholders' equity		3,176.6	2,953.9

Total liabilities and shareholders' equity		8,421.5	8,596.0

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the half-year ended September 30, 2011 (unaudited)

		IFRS Period	Pre Exceptional	Exceptional	IFRS Period
		Ended	Results	Items	Ended
		Sep 30,	Sep 30,	Sep 30,	Sep 30,
		2011	2010	2010	2010
	Note	€M	€M	€M	€M
Operating revenues
Scheduled revenues		2,225.9	1,757.8	-	1,757.8
Ancillary revenues		486.5	423.8	-	423.8
Total operating revenues - continuing operations		2,712.4	2,181.6	-	2,181.6
Operating expenses
Staff costs		222.5	190.7	4.3	195.0
Depreciation		155.8	130.9	4.7	135.6
Fuel & oil		907.0	660.2	0.3	660.5
Maintenance, materials & repairs		49.3	43.9	-	43.9
Aircraft rentals		43.5	49.7	2.0	51.7
Route charges		271.5	221.7	0.1	221.8
Airport & handling charges		316.3	267.6	0.9	268.5
Marketing, distribution & other		96.0	71.5	3.6	75.1
Icelandic volcanic ash related costs	12	-	-	14.1	14.1
Total operating expenses		2,061.9	1,636.2	30.0	1,666.2
Operating profit - continuing operations		650.5	545.4	(30.0)	515.4
Other income/(expenses)
Finance income		21.9	13.3	-	13.3
Finance expense		(54.8)	(43.6)	(1.7)	(45.3)
Foreign exchange gain/(loss)		2.0	(0.9)	-	(0.9)
Total other expenses		(30.9)	(31.2)	(1.7)	(32.9)
Profit before tax		619.6	514.2	(31.7)	482.5
Tax on profit on ordinary activities	4	(76.1)	(62.3)	3.8	(58.5)
Profit for the period - all attributable to equity holders of parent		543.5	451.9	(27.9)	424.0
Earnings per ordinary share (in € cent)
Basic	10	36.62	30.47		28.59
Diluted	10	36.56	30.38		28.50
Weighted average no. of ordinary shares (in Ms)
Basic	10	1,484.1	1,483.0		1,483.0
Diluted	10	1,486.6	1,487.5		1,487.5

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the quarter ended September 30, 2011 (unaudited)

		IFRS Quarter	Pre Exceptional	Exceptional	IFRS Quarter
		Ended	Results	Items	Ended
		Sep 30,	Sep 30,	Sep 30,	Sep 30,
		2011	2010	2010	2010
	Note	€M	€M	€M	€M
Operating revenues
Scheduled revenues		1,318.2	1,064.9	-	1,064.9
Ancillary revenues		238.8	219.9	-	219.9
Total operating revenues - continuing operations		1,557.0	1,284.8	-	1,284.8
Operating expenses
Staff costs		115.2	101.9	-	101.9
Depreciation		77.9	69.0	-	69.0
Fuel & oil		480.4	373.6	-	373.6
Maintenance, materials & repairs		25.8	22.1	-	22.1
Aircraft rentals		21.8	25.7	-	25.7
Route charges		138.5	122.1	-	122.1
Airport & handling charges		164.0	151.4	-	151.4
Marketing, distribution & other		52.8	43.0	-	43.0
Icelandic volcanic ash related costs	12	-	-	(18.3)	(18.3)
Total operating expenses		1,076.4	908.8	(18.3)	890.5
Operating profit - continuing operations		480.6	376.0	18.3	394.3
Other income/(expenses)
Finance income		12.2	7.1	-	7.1
Finance expense		(27.8)	(23.4)	-	(23.4)
Foreign exchange (loss)		(2.0)	(0.1)	-	(0.1)
Total other expenses		(17.6)	(16.4)	-	(16.4)
Profit before tax		463.0	359.6	18.3	377.9
Tax on profit on ordinary activities	4	(58.8)	(46.2)	(1.4)	(47.6)
Profit for the quarter - all attributable to equity holders of parent		404.2	313.4	16.9	330.3
Earnings per ordinary share (in € cent)
Basic	10	27.34	21.09		22.23
Diluted	10	27.31	21.02		22.15
Weighted average no. of ordinary shares (in Ms)
Basic	10	1,478.3	1,485.7		1,485.7
Diluted	10	1,480.2	1,490.9		1,490.9

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for the half-year ended September 30, 2011 (unaudited)
	Half- year	Half-year
	Ended	Ended
	Sep 30, 2011	Sep 30, 2010
	€M	€M

Profit for the half-year	543.5	424.0

Other comprehensive income:

Cash flow hedge reserve movements
Net movement out of cash flow hedge reserve	(228.9)	(55.3)

Available for sale financial asset:
Net (decrease)/increase in fair value of available for sale financial asset	(8.1)	50.2

Other comprehensive income for the half-year, net of income tax	(237.0)	(5.1)

Total comprehensive income for the half-year - all attributable to equity holders of parent	306.5	418.9

Condensed Consolidated Interim Statement of Comprehensive Income for the quarter ended September 30, 2011 (unaudited)
	Quarter	Quarter
	Ended	Ended
	Sep 30, 2011	Sep 30, 2010
	€M	€M

Profit for the quarter	404.2	330.3

Other comprehensive income:

Cash flow hedge reserve - effective portion of fair value changes to derivatives:
Net movement out of cash flow hedge reserve	(32.3)	(116.6)

Available for sale financial asset:
Net (decrease)/increase in fair value of available for sale financial asset	(11.9)	37.4

Other comprehensive income for the quarter, net of income tax	(44.2)	(79.2)

Total comprehensive income for the quarter - all attributable to equity holders of parent	360.0	251.1

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows for the half-year ended September 30, 2011 (unaudited)

Note	Half- year	Half- year
	Ended	Ended
	Sep 30,	Sep 30,
	2011	2010
	€M	€M
Operating activities
Profit before tax	619.6	482.5

Adjustments to reconcile profit before tax to net cash provided by operating activities
Depreciation	155.8	135.6
(Increase) in inventories	(0.3)	(0.9)
(Increase) in trade receivables	(6.0)	(3.4)
(Increase) in other current assets	(60.2)	(5.8)
Increase in trade payables	71.5	60.2
(Decrease) in accrued expenses	(325.2)	(282.0)
Increase/(decrease) in other creditors	5.9	(19.3)
Increase in provisions	5.4	23.7
Decrease in finance expense	1.5	1.2
(Decrease) in finance income	(8.0)	(0.8)
Retirement costs	(0.1)	(0.1)
Share based payments	(1.5)	2.2
Income tax paid	(1.8)	(1.2)
Net cash provided by operating activities	456.6	391.9

Investing activities
Capital expenditure (purchase of property, plant and equipment)	(26.5)	(506.0)
Decrease in restricted cash	7.8	6.8
(Increase)/decrease in financial assets: cash > 3months	(1,185.0)	239.2
Net cash used in investing activities	(1,203.7)	(260.0)

Financing activities
Net proceeds from shares issued	2.8	19.3
Proceeds from long term borrowings Repayments of long term borrowings	- (163.8)	442.6 (135.6)
Shares purchased under share buyback programme 13	(85.1)	-
Net cash provided by financing activities	(246.1)	326.3

(Decrease)/increase in cash and cash equivalents	(993.2)	458.2
Cash and cash equivalents at beginning of the period	2,028.3	1,477.9
Cash and cash equivalents at end of the period	1,035.1	1,936.1

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders' Equity for the half-year ended September 30, 2011 (unaudited)

	Ordinary	Issued Share	Share Premium	Retained	Capital Redemption		Other
	Shares	Capital	Account	Earnings	Reserve	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2010	1,478.9	9.4	631.9	2,083.5	0.5	60.3	63.0	2,848.6
Profit for the half-year	-	-	-	424.0	-	-	-	424.0
Other comprehensive income
Net movements out of cash flow reserve	-	-	-	-	-	(55.3)	-	(55.3)
Net change in fair value of available for sale asset	-	-	-	-	-	-	50.2	50.2
Total other comprehensive income	-	-	-	-	-	(55.3)	50.2	(5.1)
Total comprehensive income	-	-	-	424.0	-	(55.3)	50.2	418.9
Transactions. with owners of the Company, recognised directly in equity
Issue of ordinary equity shares	7.6	-	19.3	-	-	-	-	19.3
Share-based payments	-	-	-	-	-	-	2.2	2.2
Transfer of exercised and expired share based awards	-	-	-	3.2	-	-	(3.2)	-
Balance at September 30, 2010	1,486.5	9.4	651.2	2,510.7	0.5	5.0	112.2	3,289.0
(Loss) for the half-year	-	-	-	(49.4)	-	-	-	(49.4)
Other comprehensive income
Net actuarial gains from retirement
benefit plan	-	-	-	5.0	-	-	-	5.0
Net movements into cash flow reserve	-	-	-	-	-	252.4	-	252.4
Net change in fair value of available for sale asset	-	-	-	-	-	-	(52.4)	(52.4)
Total other comprehensive income	-	-	-	5.0	-	252.4	(52.4)	205.0
Total comprehensive income	-	-	-	(44.4)	-	252.4	(52.4)	155.6
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	3.1	0.1	8.1	-	-	-	-	8.2
Share-based payments	-	-	-	-	-	-	1.1	1.1
Dividend paid	-	-	-	(500.0)	-	-	-	(500.0)
Transfer of exercised and expired share based awards	-	-	-	1.3	-	-	(1.3)	-
Balance at March 31, 2011	1,489.6	9.5	659.3	1,967.6	0.5	257.4	59.6	2,953.9

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders' Equity for the half-year ended September 30, 2011 (unaudited) (cont.)

	Ordinary	Issued Share	Share Premium	Retained	Capital Redemption		Other
	Shares	Capital	Account	Earnings	Reserve	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2011	1,489.6	9.5	659.3	1,967.6	0.5	257.4	59.6	2,953.9
Profit for the half-year	-	-	-	543.5	-	-	-	543.5
Other comprehensive income
Net movements out of cash flow reserve	-	-	-	-	-	(228.9)	-	(228.9)
Net change in fair value of available for sale asset	-	-	-	-	-	-	(8.1)	(8.1)
Total other comprehensive income	-	-	-	-	-	(228.9)	(8.1)	(237.0)
Total comprehensive income	-	-	-	543.5	-	(228.9)	(8.1)	306.5
Transactions with owners of the Company, recognised directly in equity
Issue of ordinary equity shares	1.2	-	2.8	-	-	-	-	2.8
Repurchase of ordinary equity shares	(27.0)	-	-	(85.1)	-	-	-	(85.1)
Capital redemption reserve fund	-	(0.2)	-	-	0.2	-	-	-
Share-based payments	-	-	-	-	-	-	(1.5)	(1.5)
Transfer of exercised and expired share based awards	-	-	-	1.2	-	-	(1.2)	-
Balance at September 30, 2011	1,463.8	9.3	662.1	2,427.2	0.7	28.5	48.8	3,176.6

Ryanair Holdings plc and Subsidiaries
 Operating and Financial Overview

Introduction

For the purposes of the Management Discussion and Analysis ("MD&A") all figures and comments are by reference to the adjusted income statement excluding the exceptional items referred to below.  A reconciliation of the results for the period under IFRS to the adjusted results is provided in Note 9.

There were no exceptional items in the half-year ended September 30, 2011. Exceptional items in the period ended September 30, 2010 amounted to a net of tax charge of €27.9m for the estimated costs relating to the closure of airspace in April and May 2010 due to the Icelandic volcanic ash disruptions. This estimate was subsequently reduced to €26.1m, net of tax, at year ended March 31, 2011.

Profit after tax in the half-year ended September 30, 2011 increased by 20% to €543.5m compared to adjusted profit after tax in the half year ended September 30, 2010.  Including exceptional items (in 2010 only) the profit after tax for the half-year increased by 28% from €424.0m to €543.5m.

Summary half-year ended September 30, 2011

Adjusted profit after tax increased by 20% to €543.5m compared to €451.9m in the half-year ended September 30, 2010 primarily due to a 13% increase in average fares and strong ancillary revenues, offset by a 37% increase in fuel costs.  Total operating revenues increased by 24% to €2,712.4m as average fares rose by 13%.  Ancillary revenues grew by 15%, faster than the 12% increase in passenger numbers, to €486.5m due to an improved product mix and higher internet related revenues.  Total revenue per passenger, as a result, increased by 11% whilst Load Factor remained flat at 85% during the period.

Total operating expenses increased by 26% to €2,061.9m, primarily due to an increase in fuel prices, the higher level of activity and operating costs associated with the growth of the airline.  Fuel, which represents 44% of total operating costs compared to 40% in the prior period, increased by 37% to €907.0m due to the higher price per gallon paid and a 20% increase in the number of hours flown.  Unit costs excluding fuel increased by 6% and sector length adjusted, they remained flat. Including fuel unit costs rose by 13%.  Operating margin decreased by 1 point to 24% whilst operating profit increased by 19% to €650.5m.

Adjusted net margin was down 1 point to 20%, compared to September 30, 2010.

Earnings per share for the period were 36.62 euro cent compared to adjusted earnings per share of 30.47 euro cent at September 30, 2010.

Balance sheet
Gross cash increased by €184.0m since March 31, 2011 to €3,124.6m.  The Group generated cash from operating activities of €456.6m which funded net capital expenditure of €26.5m, debt repayments and an €85.1m share buy back programme.  Gross debt decreased by €152.6m to €3,496.8m.  Net debt has fallen from €708.8m at March 31, 2011 to €372.2m at the period end.

 Detailed Discussion and Analysis for the Half-year ended September 30, 2011

Adjusted profit after tax increased by 20% to €543.5m primarily due to a 13% increase in average fares and strong ancillary revenues offset by higher fuel costs.  Total operating revenues increased by 24% to €2,712.4m primarily due to a 13% increase in average fares, and a 12% increase in passenger numbers.  Fuel, which represents 44% of total operating costs compared to 40% in the prior year, increased by 37% to €907.0m due to a higher price per gallon paid and a 20% increase in the number of hours flown.  Unit costs excluding fuel rose by 6%, when adjusted for sector length, unit costs remained flat.  Including fuel unit costs rose by 13%.  Operating margin, as a result of the above, decreased by 1 point to 24%, whilst operating profit increased by 19% to €650.5m.

Total operating revenues increased by 24% to €2,712.4m primarily due to a 13% increase in average fares and a 12% increase in passenger numbers to 44.7m.

Total revenue per passenger increased by 11% primarily due to a 13% increase in average fare per passenger.

Scheduled passenger revenues increased by 27% to €2,225.9m due to a 12% rise in passengers and a 13% increase in average fares.  Load factor remained flat at 85%.

Ancillary revenues increased by 15% to €486.5m, faster than the 12% increase in passenger volume, due to an improved product mix and higher internet related revenues.

Total operating expenses increased by 26% to €2,061.9m due to the 37% increase in fuel costs and a 6% increase in sector length.

Staff costs increased by 17% to €222.5m due to a 12% increase in sectors flown and a companywide pay increase of 2% granted in April 2011.

Depreciation and amortisation increased by 19% to €155.8m due to a combination of  the increased level of activity and a higher number of 'owned' aircraft in the fleet  this period (September 30, 2011: 221) compared to the half-year ended September 30, 2010 (199).

Fuel & oil costs increased by 37% to €907.0m due to higher fuel prices and the increased number of hours flown.

Maintenance costs increased by 12% to €49.3m due to the increased level of activity and higher costs arising from the launch of new bases.

Aircraft rental costs fell by 12% at €43.5m, due to lower lease costs on newer aircraft and a decrease in the weighted average number of leased aircraft.

Route charges rose by 22% to €271.5m due to the increased number of sectors flown, the longer sector length and higher average rates charged by Eurocontrol.

Airport & handling charges increased by 18% to €316.3m, due to the 12% increase in passenger volumes, higher airport charges at Dublin airport, increased airbridge charges in Spain, and the mix of new routes and bases launched.

Marketing, distribution & other costs increased by 34% to €96m, reflecting higher marketing spend per passenger due to increased activity and increased onboard product costs reflecting the higher level of sales.

Operating margin decreased by 1 point to 24% due to the reasons outlined above and operating profits have increased by 19% to €650.5m.

Finance income increased by 65% to €21.9m primarily due to improved deposit yields on longer dated deposits.

Finance expense increased by 26% to €54.8m due to the higher level of debt and the rise in interest rates in the period compared to the period ended September 30, 2010.

Adjusted net margin was down 1 point to 20%, compared to September 30, 2010.

Balance sheet
Gross cash increased by €184.0m to €3,124.6m and the Group generated cash from operating activities of €456.6m which funded net capital expenditure of €26.5m, debt repayments and an €85.1m share buy back programme.  Gross debt decreased by €152.6m to €3,496.8m.  Net debt has fallen from €708.8m at March 31, 2011 to €372.2m at the period end.

Shareholders' equity increased by €222.7m in the period to €3,176.6m due to the net profit after tax of €543.5m and the issue of new shares, associated with the employee share option programme, of €2.8m.  These were offset by the €85.1m share buy back and the impact of IFRS accounting treatment for derivatives, available for sale financial assets and stock option grants.

Detailed Discussion and Analysis for the Quarter ended September 30, 2011

Adjusted profit after tax increased by 29% to €404.2m primarily due to a 17% increase in average fares and strong ancillary revenues offset by significantly higher fuel costs.  Total operating revenues increased by 21% to €1,557.0m primarily due to a 17% increase in average fares, and a 6% increase in passenger numbers.  Fuel, which represents 45% of total operating costs compared to 41% in the prior year, increased by 29% to €480.4m due to a higher price per gallon paid and a 12% increase in the number of hours flown.  Unit costs excluding fuel rose by 5%, when adjusted for sector length, unit costs rose by 1%. Including fuel unit costs rose by 12%.  Operating margin, as a result of the above, increased by 2 points to 31%, whilst operating profit increased by 28% to €480.6m.

Total operating revenues increased by 21% to €1,557.0m primarily due to a 17% increase in average fares and a 6% increase in passenger numbers to 23.5m.

Total revenue per passenger increased by 14% primarily due to a 17% increase in average fare per passenger.

Scheduled passenger revenues increased by 24% to €1,318.2m due to a 6% rise in passenger volumes and a 17% increase in average fares.  Load factor decreased by one point to 87% compared to the quarter ended September 30, 2010.

Ancillary revenues increased by 9% to €238.8m, faster than the 6% increase in passenger volume, due to an improved product mix and higher internet related revenues.

Total operating expenses increased by 18% to €1,076.4m due to the 29% increase in fuel costs and a 4% increase in sector length.

Staff costs increased by 13% to €115.2m due to a 12% increase in hours flown and a companywide pay increase of 2% granted in April 2011.

Depreciation and amortisation increased by 13% to €77.9m due to the increase in activity and a higher number of 'owned' aircraft in the fleet this period (September 30, 2011: 221), compared to the quarter ended September 30, 2010 (199).

Fuel & oil costs increased by 29% to €480.4m due to higher fuel prices and the increased number of hours flown.

Maintenance costs increased by 17% to €25.8m due to the increased level of activity and higher costs arising from the launch of new bases.

Aircraft rental costs fell by 15% at €21.8m, due to lower lease costs on newer aircraft and a decrease in the weighted average number of leased aircraft.

Route charges increased by 13% to €138.5m due to the increased number of sectors flown, the longer sector length and higher average rates charged by Eurocontrol.

Airport & handling charges increased by 8% to €164.0m, due to the 6% increase in passenger numbers, higher airport charges at Dublin airport, increased airbridge charges in Spain and the mix of new routes and bases launched.

Marketing, distribution & other costs increased by 23% to €52.8m, reflecting higher marketing spend per passenger due to increased activity, higher onboard sales and increased product costs.

Operating margin increased by 2 points to 31% due to the reasons outlined above and operating profits have increased by 28% to €480.6m compared to the quarter ended September 30, 2010.

Finance income increased by 72% to €12.2m primarily due to improved deposit yields on longer dated deposits.

Finance expense increased by 18% to €27.8m due to the higher level of debt and the rise in interest rates in the period compared to the quarter ended September 30, 2010.

Adjusted net margin was up 2 points to 26%, compared to September 30, 2010.

Ryanair Holdings plc
Interim Management Report

Introduction

This financial report for the half-year ended September 30, 2011 meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and Transparency Rules of the Republic of Ireland's Financial Regulator and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

This interim management report includes the following:

• Reconciliation of results for the period under International Financial Reporting Standards ("IFRS") to adjusted results for the half-year period and quarter ended September 30, 2011;

• Principal risks and uncertainties relating to the remaining six months of the year;

• Related party transactions; and

• Post balance sheet events.

Results of operations for the six month period ended September 30, 2011 compared to the six month period ended September 30, 2010, including important events that occurred during the half-year, are set forth above in the Operating and Financial Overview.

Reconciliation of results for the period under IFRS to adjusted results for the half year period and quarter ended September 30, 2011

The unaudited condensed consolidated interim income statement for the half-year period and quarter ended September 30, 2011, as set forth in this half-yearly financial report, presents the results for the periods separately between pre-exceptional and exceptional items.  Certain items are presented separately, as exceptional items, which, by virtue of their size or incidence, are unusual in the context of the Groups's ongoing core operations, as we believe this presentation represents the underlying business more accurately and reflects the manner in which investors typically analyse the results.

 Reconciliation of profit for the period to adjusted profit for the period

	Half-year Ended Sep 30, 2011	Half-year Ended Sep 30, 2010	Quarter Ended Sep 30, 2011	Quarter Ended Sep 30, 2010
	€M	€M	€M	€M

Profit for the financial period	543.5	424.0	404.2	330.3

Adjustments
Icelandic volcanic ash related expenses	-	31.7	-	(18.3)
Tax on Icelandic volcanic ash related expenses	-	(3.8)	-	1.4
Adjusted profit for the period	543.5	451.9	404.2	313.4

Principal risks and uncertainties

Among the factors that are subject to change and could significantly impact Ryanair's expected results for the remainder of the year are the airline pricing environment, fuel costs, competition from new and existing carriers, costs associated with environmental, safety and security measures, actions of the Irish, UK, European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK, and Continental Europe, the general willingness of passengers to travel and other economic, social and political factors and flight interruptions caused by volcanic ash emissions or other atmospheric disruptions.

Board of directors

 Details of the members of our Board of Directors are set forth on pages 94 and 95 of our 2011 Annual Report.

Related party transactions

Please see note 14.

Post balance sheet events

Please see note 15.

Ryanair Holdings plc
Notes forming Part of the Condensed Consolidated
Interim Financial Statements

1.                   Basis of preparation and significant accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland.  The condensed consolidated interim financial statements of the Company for the six months ended September 30, 2011 comprise the Company and its subsidiaries (together referred to as the "Group").

These unaudited condensed consolidated interim financial statements ("the interim financial statements"), which should be read in conjunction with our 2011 Annual Report, have been prepared in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" as adopted by the EU ("IAS 34").  They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2011 are available at www.ryanair.com.

The comparative figures included for the year ended March 31, 2011 do not constitute statutory financial statements of the Group within the meaning of Regulation 40 of the European Communities (Companies, Group Accounts) Regulations, 1992.  Statutory financial statements for the year ended March 31, 2011 have been filed with the Companies' Office.  The auditors' report on those financial statements was unqualified.

In addition to the presentation of the condensed consolidated interim financial statements for the half-year period ended September 30, 2011, the condensed consolidated income statement and condensed consolidated statement of comprehensive income for the quarter ended September 30, 2011 have also been provided on a supplementary basis and have been prepared in accordance with the measurement and recognition principles of IFRS as adopted by the EU.  The quarterly financial information does not include all information required for interim financial reporting under IAS 34.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the interim financial statements for the six months ended September 30, 2011 on November 4, 2011.

Except as stated otherwise below, this period's financial information has been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and in compliance with IFRS as issued by the International Accounting Standards Board.

There were no new standards, interpretations or amendments to existing standards adopted for the first time in the half-year ended September 30, 2011, which would have a material impact on our financial position or results from operations.

The following new or revised IFRS standards and IFRIC interpretations will be adopted for purposes of the preparation of future financial statements, where applicable. We do not anticipate that the adoption of these new or revised standards and interpretations will have a material impact on our financial position or results from operations.

• IAS 1 (amendment 2011) Presentation of items of other comprehensive income (effective for fiscal periods beginning on or after July 1, 2012)

• Amendments to IFRS 7 "Disclosures - Transfers of Financial Assets" (effective for fiscal periods beginning on or after July 1, 2011).

• Amendments to IAS 12 "Deferred Tax: Recovery of Underlying Assets" (effective for fiscal periods beginning on or after January 1, 2012).

• IFRS 9, "Financial Instruments" (effective for fiscal periods beginning on or after January 1, 2013).

• IFRS 10, "Consolidated Financial Statements" (effective for fiscal periods beginning on or after January 1, 2013).

• IAS 19 (amendment 2011) Employee benefits for January 1, 2013

• IFRS 11, "Joint Arrangements" (effective for fiscal periods beginning on or after January 1, 2013).

• IFRS 12, "Disclosure of Interests in other Entities" (effective for fiscal periods beginning on or after January 1, 2013).

• IFRS 13, "Fair Value Measurement" (effective for fiscal periods beginning on or after January 1, 2013).

• IAS 27 (amended 2011) "Separate Financial Statements" (effective for fiscal periods beginning on or after January 1, 2013).

• IAS 28 (amended 2011) "Investments in Associates and Joint Ventures" (effective for fiscal periods beginning on or after January 1, 2013).

•      The IASB's third annual improvements project, "Improvements to International Financial Reporting Standards 2010", published on May 6, 2010 (effective dates are dealt with on a standard-by-standard basis (generally effective for periods beginning on or after January 1, 2011)).

Exceptional items
The Company presents certain items separately, which are unusual, by virtue of their size and incidence, in the context of our ongoing core operations, as we believe this presentation represents the underlying business more accurately and reflects the manner in which investors typically analyse the results.  In the prior period we have presented the estimated costs relating to the closure of European air space due to the Icelandic volcanic ash disruptions as an exceptional item. Any amounts deemed "exceptional" for management discussion and analysis purposes have been classified for the purposes of the IFRS income statement in the same way as non exceptional amounts of the same nature.

2.                  Estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense.  Actual results may differ from these estimates.

In preparing these consolidated financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

3.                  Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue.  Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel.  Accordingly the first half-year typically results in higher revenues and results.

4.                   Income tax expense

The Group's consolidated effective tax rate in respect of operations for the half-year ended September 30, 2011 was 12.3% (September 30, 2010: 12.1%).  The tax charge for the half-year ended September 30, 2011 of €76.1m (September 30, 2010: €58.5m) comprises a deferred tax charge relating to the temporary differences for property, plant and equipment recognised in the income statement and the utilisation of previous trading losses.

5.                  Share based payments

The terms and conditions of the share option programme are disclosed in the most recent, published, consolidated financial statements.  The net credit to the income statement in the year of approximately €1.5m comprises a €2.5m reversal of previously recognised share-based compensation expense for awards that did not vest, offset by a charge of €1.0m for the fair value of various share options granted in prior periods, which are being recognised within the income statement in accordance with employee services rendered.

6.                 Contingencies

The Group is engaged in litigation arising in the ordinary course of its business.  The Group does not believe that any such litigation will individually or in aggregate have a material adverse effect on the financial condition of the Group.  Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

7.                 Capital commitments

At September 30, 2011 Ryanair had an operating fleet of 277 (2010: 254) Boeing 737-800 aircraft.  It also had firm orders for an additional 35 Boeing 737-800's. The delivery of these firm order aircraft will increase the fleet size (net of lease hand-backs) to 305 aircraft by March 31, 2013.

8.                 Available for sale financial assets (Aer Lingus)

The movement on the available for sale financial asset from €114.0m at March 31, 2011 to €105.9m at September 30, 2011 is comprised of a loss of €8.1m, recognised through other comprehensive income, reflecting the decrease in the share price from €0.72 per share at March 31, 2011 to €0.67 per share at September 30, 2011.

9.                Analysis of operating segment

The Company is managed as a single business unit that provides low fares airline-related activities, including scheduled services, car hire, internet income and related sales to third parties.   The Company operates a single fleet of aircraft that is deployed through a single route scheduling system.

The Company determines and presents operating segments based on the information that internally is provided to the CEO, who is the Company's Chief Operating Decision Maker (CODM).  When making resource allocation decisions the CODM evaluates route revenue and yield data, however resource allocation decisions are made based on the entire route network and the deployment of the entire aircraft fleet, which are uniform in type.  The objective in making resource allocation decisions is to maximise consolidated financial results, rather than individual routes within the network.

The CODM assesses the performance of the business based on the consolidated adjusted profit/ (loss) after tax of the Company for the period. This measure excludes the effects of certain income and expense items, which are unusual, by virtue of their size and incidence, in the context of the Company's ongoing core operations, such as the costs related to the closure of airspace in April and May 2010 due to the Icelandic volcanic ash disruption (see reconciliation below).

All segment revenue is derived wholly from external customers and as the Company has a single reportable segment, intersegment revenue is zero.

The Company's major revenue-generating asset comprises its aircraft fleet, which is flexibly employed across the Company's integrated route network and is directly attributable to its reportable segment operations.  In addition, as the Company is managed as a single business unit, all other assets and liabilities have been allocated to the Company's single reportable segment.

Reportable segment information is presented as follows:	Half-year	Half-year
	Ended	Ended
	Sep 30,	Sep 30,
	2011	2010
	€M	€'M
External revenues	2,712.4	2,181.6

Reportable segment profit after income tax	543.5	451.9

	At Sep 30, 2011	At Sep 30, 2010
	€M	€'M
Reportable segment assets (excludes the available for sale financial asset)	8,315.6	7,973.8

Reconciliation of reportable segment profit or loss to consolidated profit after income tax is as follows:

	Half-year	Half-year
	Ended	Ended
	Sep 30,	Sep 30,
	2011	2010
	€M	€M
Total profit for reportable segment	543.5	451.9
Other items of profit or loss
Icelandic volcanic ash related expenses	-	(31.7)
Tax on Icelandic volcanic ash related expenses	-	3.8
Consolidated profit after income tax	543.5	424.0

10.              Earnings per share

	Half-year	Half-year	Quarter	Quarter
	Ended	Ended	Ended	Ended
	Sep-30	Sep-30	Sep-30	Sep-30
	2011	2010	2011	2010

Basic earnings per ordinary share euro cent	36.62	28.59	27.34	22.23
Diluted earnings per ordinary share euro cent	36.56	28.50	27.31	22.15
Weighted average number of ordinary shares (in M's) - basic	1,484.1	1,483.0	1,478.3	1,485.7
Weighted average number of ordinary shares (in M's) - diluted	1,486.6	1,487.5	1,480.2	1,490.9

Diluted earnings per share takes account solely of the potential future exercises of share options granted under the Company's share option schemes and the weighted average number of shares includes weighted average share options assumed to be converted of 2.5m (2010: 4.5m).

11.                Property, plant and equipment

Acquisitions and disposals
Capital expenditure in the period amounted to a net €26.5m and is primarily aircraft pre delivery payments

12.                Icelandic volcanic ash related costs

	Half-year	Half-year
	Ended	Ended
	Sep 30,	Sep 30,
	2011	2010
	€M	€M
Operating expenses	-	15.9
Passenger compensation costs (EU 261)	-	14.1
Finance expense	-	1.7
Total Icelandic volcanic ash related costs (pre-tax)	-	31.7

The closure of European airspace in April and May 2010, due to the Icelandic volcanic ash disruption, resulted in the cancellation of 9,400 Ryanair flights.  The impact on the Group's operating results totalled €31.7m (pre tax) for the half-year ended September 30, 2010, comprising €15.9m of operating expenses and €1.7m of finance expenses attributable to the period of flight disruption, together with estimated passenger compensation costs of €14.1m pursuant to Regulation (EC) No. 261/2004 ('EU261'). The Company subsequently reduced its estimate to a net of tax charge of €26.1m at year ended March 31, 2011. The Company's estimate of total passenger compensation costs has been determined based on actual claims received and processed to date together with probable future compensation payments and other related costs.

13.                 Share buy-back

In August 2011, the Company bought back 27.0m shares at a cost of €85.1m.  This is equivalent to approximately 1.8% of the Company's issued share capital.  All ordinary shares repurchased have been cancelled.  Accordingly, share capital decreased by 27.0m shares with a nominal value of €0.2m and the capital redemption reserve increased by a corresponding €0.2m.  The capital redemption reserve is required to be created under Irish law to preserve permanent capital in the Parent Company.

14.                 Related party transactions

We have related party relationships with our subsidiaries, directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the half-year ended September 30, 2011 that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2011 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

15.                 Post balance sheet events

There are no significant post balance sheet events.

Ryanair Holdings plc
      Responsibility Statement

Statement of the directors in respect of the interim financial report

Each of the directors, whose names and functions are listed on pages 94 and 95 of our 2011 Annual Report confirm that, to the best of each person's knowledge and belief:

1)   The unaudited condensed consolidated interim financial statements for the six months ended September 30, 2011, comprising the condensed consolidated interim balance sheet, the condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income, the condensed consolidated interim statement of cash flows and the condensed consolidated interim statement of changes in shareholders' equity and the related notes thereto, have been prepared in accordance with IAS 34 as adopted by the European Union, being the international accounting standard applicable to the interim financial reporting adopted pursuant to the procedure provided for under Article 6 of Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of July 19, 2002.

2) The interim management report includes a fair review of the information required by:

            (i)    Regulation 8(2) of the Transparency (Directive 2004/109/EC) Regulations 2007, being an indication of important events that have occurred during the six months ended September 30, 2011 and their impact on the condensed consolidated interim financial statements; and a description of the principal risks and uncertainties for the six months ending March 31, 2012; and

            (ii)   Regulation 8(3) of the Transparency (Directive 2004/109/EC) Regulations 2007, being related party transactions that have taken place in the six months ended September 30, 2011 and that have materially affected the financial position or performance of the Company during that period; and any changes in the related party transactions described in the 2011 Annual Report that could do so.

On behalf of the Board

David Bonderman                                                     Michael O'Leary
Chairman                                                                    Chief Executive
November 4, 2011

Independent review report of KPMG to Ryanair Holdings plc

Introduction

We have been engaged by Ryanair Holdings plc ("the Company") to review the condensed consolidated interim financial statements for the six months ended September 30, 2011, which comprise the condensed consolidated interim balance sheet, the condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income, the condensed consolidated interim statement of cash flows, the condensed consolidated interim statement of changes in shareholders' equity and the related notes.  We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated interim financial statements.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Republic of Ireland's Financial Regulator and the Disclosure and Transparency Rules of the UK's Financial Services Authority ("the FSA").  Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose.  To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The half-yearly financial report, including the condensed consolidated interim financial statements contained therein, is the responsibility of, and has been approved by, the directors.  The directors are responsible for preparing the interim report in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Republic of Ireland's Financial Regulator and the Disclosure and Transparency Rules of the UK FSA.

As disclosed in note 1 - basis of preparation, the annual consolidated financial statements of the Company are prepared in accordance with International Financial Reporting Standards ('IFRS') as issued by the International Accounting Standards Board and as adopted by the European Union ('EU').  The condensed consolidated interim financial statements included in this half-yearly financial report have been prepared in accordance with IAS 34, "Interim Financial Reporting," as adopted by the EU.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed consolidated interim financial statements in the half-yearly financial report, based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board.  A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements in the half-yearly financial report for the six months ended September 30, 2011 are not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU, the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Republic of Ireland's Financial Regulator and the Disclosure and Transparency Rules of the UK FSA.

Sean O'Keefe
for and on behalf of
KPMG
Chartered Accountants, Statutory Audit Firm
November 4, 2011
1 Stokes Place
St Stephens Green
Dublin 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 07 November, 2011

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary